

February 14, 2024

Maher Al-Haffir
Executive Vice President of Finance and Chief Financial Officer
CEMEX S.A.B. de C.V.
Avenida Ricarda Margáin Zozaya #325
Colonia Valle del Campestre, Garza García
Nuevo León, México 66265

> **Re: CEMEX S.A.B. de CV**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 1-14946**

Dear Maher Al-Haffir:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing